Diginex Limited

35/F Two International Finance Centre

8 Finance Street, Central

Hong Kong

February 3, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Diginex Limited
Form F-1
Filed January 29, 2021
File No. 333-252530

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Diginex Limited (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m. (EST) on February 9, 2021, or as soon as practicable thereafter.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Diginex Limited

By:	/s/ Paul Ewing
Paul Ewing
Chief Financial Officer

cc: David A. Sakowitz, Winston & Strawn LLP